December 4, 2012

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE: Kranem Corporation

We have read the statements in Item 4.01 of the Form 8-K Amendment No. 2, dated December 4, 2012, which we anticipate Kranem Corporation will file. We agree with such statements regarding our firm except as noted below.

We are in disagreement with the statement made in reference to our firm that implies our firm was dismissed. On October 9, 2012, our firm notified Kranem Corporation that failure to pay outstanding invoices by October 19, 2012 would result in our resignation as independent auditor. On November

2, 2012, we provided written notice terminating our relationship with Kranem Corporation and therefore we were not dismissed.

Very truly yours,

/s/ De Joya Griffith, LLC

De Joya Griffith, LLC
Certified Public Accountants